Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)

	9 Months Ended February 28,		Year Ended May 31,
	2006	2005	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income tax (expense) benefit, minority interest in (income) loss of subsidiaries, income from equity investments and cumulative effect of change in accounting principle	$38,117	$37,523	22,177	$(6,889)	$(4,561)	$(80,236)	$357,899

Plus adjustment so as to only include distributed income of less than 50% owned equity investments	949	651	737	14	67	43	16,423

Add Fixed Charges	126,784	125,845	163,708	210,431	153,457	160,425	161,625
Less Capitalized Interest	—	—	—	—	(216)	(2,193)	—

Earnings, as defined	$165,850	$164,019	186,622	$203,556	$148,747	$78,039	$535,947

Fixed charges:

Interest expense, including amortization of debt issuance costs	117,681	112,099	145,041	162,922	145,512	150,765	156,137
Loss on extinguishment of debt	750	6,749	9,052	39,176	—	—	—
Interest portion of rent expense	8,353	6,997	9,615	8,333	7,729	7,467	5,488
Capitalized interest	—	—	—	—	216	2,193	—

Fixed charges, as defined	$126,784	$125,845	163,708	$210,431	$153,457	$160,425	161,625

Ratio of earnings to fixed charges	1.31	1.30	1.14	— (1)	— (1)	— (1)	3.32

Amount by which earnings exceed (are less than) fixed charges	$39,066	$38,174	22,914	$(6,875)	$(4,710)	$(82,386)	374,322

(1)	The ratio of earnings to fixed charges was less than one-to-one and, therefore, earnings were inadequate to cover fixed charges.